SECOND AMENDMENT TO
PURCHASE AND SALE AGREEMENT
(Skymark Tower, Arlington, Tarrant County, Texas)

THIS SECOND AMENDMENT TO PURCHASE AND SALE AGREEMENT (this "Amendment") is made and entered into as of the 6th day of July, 2015, by and among CSFB SKYMARK TOWER 2007-C2 LLC, a Delaware limited liability company (herein called "Seller"), and HARTMAN XX LIMITED PARTNERSHIP, a Texas limited partnership (herein "Buyer").

W I T N E S S E T H:

WHEREAS, Seller and Buyer heretofore executed and entered into that certain Purchase and Sale Agreement dated as of June 9, 2015, as amended by that certain First Amendment to Purchase and Sale Agreement dated June 29, 2015 (such Purchase and Sale Agreement, as heretofore amended, is herein referred to as the "Contract"), respecting the purchase and sale of certain real property lying and being in Tarrant County, Texas, as more particularly described in the Contract; and

WHEREAS, Seller and Buyer desire to modify and amend the Contract in certain respects; and

WHEREAS, Seller and Buyer desire to enter into this Amendment for the purpose of setting forth their agreement with respect to such modification and amendment of the Contract;

NOW, THEREFORE, for and in consideration of the foregoing premises, and other good and valuable consideration, the receipt and sufficiency of which Buyer and Seller acknowledge, Buyer and Seller hereby agree as follows:

1.   **Purchase Price**. The first sentence of **paragraph 2** of the Contract is deleted in its entirety and replaced with the following in lieu thereof:

> The purchase price for the Property (herein called the "**Purchase Price**") shall be **EIGHT MILLION EIGHT HUNDRED FORTY-SIX THOUSAND AND NO/100THS DOLLARS ($8,846,000.00).**

2.   **Tenant Improvement and Leasing Commissions**. Notwithstanding anything in the Contract to the contrary, Seller agrees to give Buyer a credit against the Purchase Price at Closing in an amount equal to the total unpaid tenant improvement allowances and leasing commissions under the Existing Leases and New Leases as of the Closing Date.

3.   **Miscellaneous.**

(a)   **Ratification.**   Except as expressly modified and amended by this Amendment, the Contract shall and does remain unmodified and in full force and effect. The Contract, as amended by this Amendment, is hereby ratified and affirmed. In the event of a conflict between the terms of this Amendment and the Contract, the terms of this Amendment shall control.

       (b)   **Entire Agreement.** The Contract, as amended by this Amendment, contains the entire agreement of the parties with respect to the subject matter thereof and hereof, and all representations, warranties, inducements, promises or agreements, oral or otherwise, between the parties not embodied in the Contract, as amended by this Amendment, shall be of no force or effect.

       (c)   **Multiple Counterparts.** This Amendment may be executed in a number of identical counterparts. If so executed, each of such counterparts shall be deemed an original for all purposes, and all such counterparts shall, collectively, constitute one Amendment.

       (d)   **Facsimile or PDF Signatures.** For purposes of this Amendment, signatures delivered by facsimile or as a PDF attached to an e-mail shall be as binding as originals upon the parties so signing.

       (e)   **Parties.** This Amendment shall be binding upon the parties hereto and their respective successors and permitted assigns.

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IN WITNESS WHEREOF, Buyer and Seller have caused this Amendment to be executed and sealed by their duly authorized representatives as of the date first set forth above.

SELLER:

CSFB SKYMARK TOWER 2007-C2 LLC,
a Delaware limited liability company

By: U.S. Bank National Association, as Trustee, Successor-in-Interest to Bank of America, N.A., as Trustee, Successor-in-Interest to Wells Fargo Bank, N.A., as Trustee, for the Registered Holders of Credit Suisse First Boston Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2007-C2

        By: Torchlight Loan Services, LLC,
                a Delaware limited liability company,
                its Special Servicer



        By: _____
                Name: Steven Nordyke
                Title: Authorized Signatory

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BUYER:

HARTMAN XX LIMITED PARTNERSHIP,
a Texas limited partnership

By: Hartman XX REIT GP, LLC,
a Texas limited liability company,
its sole general partner

By: ______________________________
Name: Allen R. Hartman
Title: President